FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of May 12, 2026

TENARIS, S.A.

(Translation of Registrant's name into English)

26, Boulevard Royal, 4th floor

L-2449 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F Ö Form 40-F ___

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains the Summary of the resolutions adopted in the Extraordinary General Meeting of Shareholders (the “Meeting”) of Tenaris S.A. (the "Company") held on May 12th, 2026, at 26, Boulevard Royal, 4th Floor, L-2449, Luxembourg, immediately after the adjournment of the Annual General Meeting of Shareholders of the Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2026

Tenaris, S.A.

By: /s/ Giovanni Sardagna

Giovanni Sardagna

Investor Relations Officer

Summary of the resolutions adopted in the Extraordinary General Meeting of Shareholders (the “Meeting”) of Tenaris S.A. (the "Company") held on 12th May 2026, at 26, Boulevard Royal, 4th Floor, L-2449, Luxembourg, immediately after the adjournment of the Annual General Meeting of Shareholders of the Company.

1.                   Approval of (a) the cancellation of 62,355,174 ordinary shares held in treasury, acquired by the Company throughout the third share buyback program, which ran from 9th June 2025 to 3rd March 2026, and (b) the consequential reduction of the issued share capital of the Company by an amount of US$62,355,174 so as to bring it from its current amount of US$1,071,994,930 to US$1,009,639,756 represented by 1,009,639,756 ordinary shares with a nominal value of US$1.00 per share.

The Meeting resolved to approve (a) the cancellation of sixty-two million three hundred fifty-five thousand one hundred seventy-four (62,355,174) ordinary shares held in treasury, acquired by the Company throughout the third share buyback program, which ran from 9th June 2025 to 3rd March 2026, and (b) the consequential reduction of the issued share capital of the Company by an amount of sixty-two million three hundred fifty-five thousand one hundred seventy-four U.S. dollars (USD62,355,174), so as to bring it from its current amount of one billion seventy-one million nine hundred ninety-four thousand nine hundred thirty U.S. dollars (USD 1,071,994,930), to one billion nine million six hundred thirty-nine thousand seven hundred fifty-six U.S. dollars (USD1,009,639,756) represented by one billion nine million six hundred thirty-nine thousand seven hundred fifty-six (1,009,639,756) ordinary shares with a nominal value of one U.S. dollars (USD1.00) per share.

2.                   The amendment of article 5 “Share Capital” of the Company’s articles of association to reflect the resolutions on item 1 of the agenda.

The Meeting resolved to approve the amendment of article 5 “Share Capital” of the Company’s articles of association, which shall read as follows:

«Article 5. Share capital. The share capital of the Company is set at one billion nine million six hundred and thirty nine thousand seven hundred and fifty six US dollars (USD1,009,639,756), represented by one billion nine million six hundred and thirty nine thousand seven hundred and fifty six (1,009,639,756) shares with a par value of one US dollar (USD 1) per share.

The authorized capital of the Company shall be two billion five hundred million US dollars (USD 2,500,000,000.-), including the issued share capital, represented by two billion five hundred million (2,500,000,000) shares with a par value of one US dollar (USD 1.) per share.

The board of directors, or any delegate(s) duly appointed by the board of directors, may from time to time, for a period starting on the date of the Extraordinary General Meeting of Shareholders held on 6th May 2025 and ending on the fifth anniversary of the date of the publication in the Recueil électronique des sociétés et associations (RESA) of the deed recording the minutes of such Extraordinary General Meeting of Shareholders, issue shares within the limits of the authorized share capital against contributions in cash, contributions in kind or by way of incorporation of available reserves at such times and on such terms and conditions, including the issue price, as the board of directors, or its delegate(s), may in its or their discretion resolve.

The Extraordinary General Meeting of Shareholders held on 6th May 2025 has authorized the board of directors, for a period starting on the date of such Extraordinary General Meeting of Shareholders and ending on the fifth anniversary of the date of the publication in the RESA of the deed recording the minutes of such Extraordinary General Meeting of Shareholders, to waive, suppress or limit any pre-emptive subscription rights of shareholders provided for by law to the extent it deems such waiver, suppression or limitation advisable for any issue or issues of shares within the authorized share capital, and has waived any pre-emptive subscription rights provided for by law and related procedures.

Notwithstanding the waiver of any preemptive subscription rights provided for by law and related procedures, by provision of the present Articles of Association, any issuance of shares for cash within the limits of the authorized share capital shall be subject to the pre-emptive subscription rights of the then existing shareholders, except in the following cases (in which cases no pre-emptive subscription rights shall apply):

(i)       any issuance of shares (including, without limitation, the direct issuance of shares or upon the exercise of options, rights convertible into shares, or similar instruments convertible or exchangeable into shares) against a contribution other than in cash; and

(ii)       any issuance of shares (including by way of free shares or at discount), up to an amount of 1.5% of the issued share capital of the Company, to directors, officers, agents, employees of the Company, its direct or indirect subsidiaries, or its affiliates (collectively, the “Beneficiaries”), including, without limitation, the direct issuance of shares or upon the exercise of options, rights convertible into shares, or similar instruments convertible or exchangeable into shares, issued for the purpose of compensation or incentive of the Beneficiaries or in relation thereto (which the board of directors shall be authorized to issue upon such terms and conditions as it deems fit).

Any issuance of shares within the authorized share capital must be recorded by notarial deed and this Article 5 must be amended accordingly.

Each share entitles the holder thereof to cast one vote at any shareholders’ meeting, subject to applicable law.

The board of directors may authorize the issuance of bonds which may be but are not required to be, convertible into registered shares, in such denominations and payable in such monies as it shall determine in its discretion. The board of directors shall determine the type, price, interest rates, terms of issuance and repayment and any other conditions for such issues. A register of registered bonds shall be held by the Company.”